03 MAY -6 AM 7:21

April 25, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.


03022206

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Issuance of Domestic Unsecured Yen Bonds "

Thank you for your assistance in handling it as required.

Sincerely yours,

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

dlw 6/4

25 April 2003
Koshi Mizukoshi
President, Chief Executive Officer &
Representative Director
Kobe Steel, Ltd.
(Tokyo Stock Exchange Code No. 5406)

Contact: Communication Center
Kobe Steel, Ltd.

Tel: Tokyo 03-5739-6010
Kobe 078-261-4040

ISSUANCE OF DOMESTIC UNSECURED YEN BONDS

Kobe Steel, Ltd. hereby gives notice that it has decided to issue Domestic Unsecured Yen Bonds under the terms as set forth below:

Domestic Unsecured Yen Bonds due 12 May 2006

1.	Name:	Kobe Steel, Ltd. Series 36 Unsecured Bonds (Limited Inter-Bond Pari Passu Clause)
2.	Total Amount of Issue:	20 Billion Yen
3.	Denomination of Bond:	100,000,000 Yen each
4.	Interest Rate:	1.37% per annum of the principal of the Bonds
5.	Issue Price:	100% of the principal amount of the Bonds
6.	Redemption Price:	100% of the principal amount of the Bonds
7.	Maturity Date:	To be redeemed in a lump sum on 12 May 2006
8.	Offering Period:	25 April 2003
9.	Closing Date:	12 May 2003
10.	Method of Issue:	Public offering in the domestic market
11.	Date of Payment of Interest on the Bonds:	Semiannually on 12 May and 12 November
12.	Status of the Bonds:	Unsecured by assets or guarantees
13.	Fiscal Agent:	Mizuho Corporate Bank, Limited
14.	Underwriters:	Mizuho Securities Co., Limited
Use of Proceeds:		To be applied toward repayment of loans

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